

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2023

Robert Cefail
President
American Stories Entertainment Inc.
1449 Wetherington Way
Palm Harbor, FL 34683

> **Re: American Stories Entertainment Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed March 7, 2023**
> **File No. 024-12104**

Dear Robert Cefail:

   We have reviewed your amendment and have the following comment.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-qualification Amendment No. 1

Summary, page 1

1.   We note your disclosure that you have a bonus structure for your offering such that "[e]ach of the first 400,000 shares purchased will be matched with a bonus share" and "[e]very two of the second 400,000 shares purchased will be matched with a bonus share." Therefore, it appears that you are offering bonus securities to encourage early investment. In this regard, the offering of all securities will not be commenced within two calendar days following the qualification date of your filing, and therefore, this is a delayed offering, which is not permitted by Regulation A. See Rule 251(d)(3). Please amend your disclosure to remove this incentive from your filing, or revise your bonus share structure so that it does not constitute a delayed offering. As a related matter, it is unclear whether you are seeking to qualify the bonus shares. If you revise your bonus share structure to comply with Rule 251(d)(3), please also amend your offering circular to include the bonus shares in the number of securities offered, as well as include the value of the bonus shares when calculating the aggregate offering price.

Robert Cefail
American Stories Entertainment Inc.
March 24, 2023
Page 2

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at (202) 551-6022 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Peter Wilke